UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

Happiness Development Group Limited (the “Company”) held an extraordinary meeting of shareholders at 9:30 a.m. EST on October 7, 2022 at its principal executive offices in Fujian, China. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting. There were 38,412,221 ordinary shares voted, representing approximately 48.56% of the total 79,099,683 outstanding ordinary shares and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of September 2, 2022. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That the following constitutes the number of votes voted with respect to the proposal of a share consolidation (or a reverse stock split) of all classes of the Company’s ordinary shares at a ratio of one-for-twenty:

For	Against	Abstain
263,956,012	3,289,314	23,795

Accordingly, the share consolidation has been approved and adopted.

2.	That the following constitutes the number of shares voted with respect to the proposal of increase the Company’s authorized share capital to $5,000,000 divided into 350,000,000 Class A ordinary shares, par value $0.01 each, 100,000,000 Class B ordinary shares, par value $0.01 each, and 50,000,000 preferred shares, par value $0.01 each

For	Against	Abstain
263,457,918	3,775,024	36,179

Accordingly, the increase of the authorized share capital has been approved and adopted.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: October 11, 2022	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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